06050015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 (MM/DD/YY) AND ENDING 06/01/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burns Financial Centre, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8903 Brecksville Road
(No. and Street)

Brecksville (City) Ohio (State) 44141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake, (City) Ohio (State) 44145-1524 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burns Financial Centre, Inc., as of August 25, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY SEAL STATE OF OHIO

Notary Public State of Ohio
Gary T. Forrest
Expiring on the 22nd day
of August 2010

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNS FINANCIAL CENTRE AGENCY, INC.

JUNE 30, 2006

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) as of June 30, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the thirteen-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burns Financial Centre Agency, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the thirteen-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services, Ltd.

July 18, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$	67,764
Commissions receivable		17,730
Receivable from affiliate		2,943
Cash surrender value of officer's life insurance		21,094
Office equipment – At cost – Less accumulated depreciation of $369		5,520
	$	115,051

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,496
Income taxes payable		13,000
		30,496
COMMITMENTS		
SHAREHOLDER'S EQUITY		
Common stock; no par value 750 shares authorized; 100 issued and outstanding		500
Retained earnings		84,055
		84,555
	$	115,051

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

THIRTEEN-MONTH PERIOD ENDED JUNE 30, 2006

REVENUE	
Commissions and fees	$ 618,989
Interest and dividends	802
Other	19,799
	639,590
EXPENSES	
Commissions, employee compensation and benefits	337,701
Communications and data processing	12,212
Professional fees	23,915
Occupancy	99,962
Office expenses	29,828
Other	65,830
	569,448
INCOME BEFORE PROVISION FOR INCOME TAX	70,142
Provision for income tax – Current	13,000
NET INCOME	$ 57,142

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

THIRTEEN-MONTH PERIOD ENDED JUNE 30, 2006

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE – JUNE 1, 2005	$ 500	$ 26,913	$ 27,413
NET INCOME		57,142	57,142
BALANCE – JUNE 30, 2006	$ 500	$ 84,055	$ 84,555

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

THIRTEEN-MONTH PERIOD ENDED JUNE 30, 2006

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 57,142
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	355
Increase in cash surrender value of officer's life insurance	(1,458)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	(17,730)
Receivable from affiliate	(2,943)
Income taxes payable	13,000
Accounts payable and accrued expenses	14,245
Net cash provided by operating activities	62,611
CASH FLOW USED IN INVESTING ACTIVITY	
Acquisition of office equipment	(5,056)
CASH FLOW USED IN FINANCING ACTIVITY	
Payment of short-term bank loan	(5,846)
NET INCREASE IN CASH AND CASH EQUIVALENTS	51,709
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	16,055
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 67,764
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 52

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Arizona, California, Florida, Georgia, North Carolina, Texas, and Virginia, and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in the sale of mutual funds and variable annuities. The Company received its final approval to become a registered broker-dealer from the NASD on June 1, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at June 30, 2006, are cash and money market funds.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at June 30, 2006, all commissions were considered collectible and no allowance was necessary.

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At June 30, 2006, there are no differences between financial statement and tax carrying amounts of assets and liabilities.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

On January 2, 2006, the Company entered into an expense sharing agreement (the "agreement") with an affiliated company, Burns Financial Advisors, Inc., for all operational expenses. In accordance with the agreement, the Company is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by Burns Financial Advisors, Inc. for its share of the expenses. For the thirteen-month period ended June 30, 2006, Burns Financial Advisors, Inc. reimbursed the Company $18,056, which is included in other income. At June 30, 2006, the Company had a net receivable due from Burns Financial Advisors, Inc. in the amount of $2,943.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease at $3,000 per month through November 2007, then $3,180 through November 2009.

In addition, the Company leases office equipment under an operating lease with the shareholder of the Company at $4,250 per month through May 2007. Future minimum payments under non-cancelable operating leases are as follows:

Year ending June 30,	
2007	$ 82,755
2008	37,260
2009	38,160
2010	15,900
	$ 174,075

Total rent expense for the thirteen-month period ended June 30, 2006, was $82,140.

NOTES TO THE FINANCIAL STATEMENTS

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under the Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2006, the Company had net capital of $75,076, which was $70,076 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2006, the ratio was .406 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. COMMISSIONS CONCENTRATION

During the thirteen-month period ended June 30, 2006, the Company received commissions from an investment trust and an investment company representing 55% and 29%, respectively, of total commissions for the period. At June 30, 2006, commissions receivable from the investment trust and investment company amounted to $724 and $13,009, respectively.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 84,555
Less: Non-allowable assets:	
Office equipment	5,520
Receivable from affiliate	2,943
	8,463
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	76,092
Haircuts on securities	1,016
NET CAPITAL	$ 75,076
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 30,496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 2,033
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 70,076
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.406 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2006, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

Net capital, as reported in Company's Form X-17a-5, Part IIA		$ 60,107
Net audit adjustments:		
Allowable commissions receivable	$ 17,730	
Non-allowable receivable from affiliate	(2,943)	
Commissions payable	182	14,969
Net capital, as reported in Schedule I		$ 75,076

SCHEDULES II AND III – RECONCILIATION OF THE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Burns Financial Centre Agency, Inc. (the Company) for the thirteen-month period ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services, Ltd.

July 18, 2006
Westlake, Ohio